Pillsbury Winthrop Shaw Pittman LLP
2550 Hanover Street | Palo Alto, CA 94304-1115 | tel 650.233.4500 | fax 650.233.4545

Gabriella A. Lombardi
tel 650.233.4670
gabriella.lombardi@pillsburylaw.com

October 15, 2013

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-2001

Attention:                                         John Reynolds
Assistant Director

RE:                           Veracyte, Inc.

Amendment No. 1 to the Registration Statement on Form S-1

Filed October 7, 2013

File No. 333-191282

Dear Mr. Reynolds:

Veracyte, Inc. (the “Registrant”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Registrant dated October 10, 2013.  The number of the responses and the headings set forth below correspond to the numbered comments and headings in the letter from the Staff.

On behalf of the Registrant, we are concurrently filing via EDGAR Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”), and for the convenience of the Staff, we are providing to the Staff by courier, a copy of this letter, a copy of Amendment No. 2 with exhibits, and a marked copy of Amendment No.2 (against Amendment No. 1 to the Registration Statement on Form S-1 filed on October 7, 2013).

October 15, 2013

Prospectus Summary, page 1

1.                                      Please provide an expanded response and revise the prospectus to address clearly the two bulletin points of comment 1 from our letter dated September 30, 2013:

•                  Clarify how you determined that molecular diagnostic solutions represent a $4.0 billion opportunity, as it is unclear why you are using the amount saved by avoiding surgery rather than the amount that you would receive from the additional testing; and

•                  Address how you concluded that Afirma GEC is sufficiently robust to reduce diagnostic surgery on patients with cytology indeterminate results by 90% given the report cited by you appears to make this claim only where the result has been reclassified as benign, rather than for all cases of cytology indeterminate results. We note that only 93 of 180 nonmalignant samples were correctly identified as benign by the gene-expression classifier, yielding a specificity of 52%.

Response:   On October 11, 2013, the Registrant provided additional supplemental materials related to the calculation of the potential market opportunity.  Also on October 11, 2013, the Registrant submitted via EDGAR an explanation of the basis for the Registrant’s conclusion that the Afirma GEC is sufficiently robust to reduce diagnostic surgery on patients with cytology indeterminate results by 90%.The Registrant has revised pages 2 and 66 of the Registration Statement to clarify how the conclusion is reached.

Use of Proceeds, page 34

2.                                      We partially reissue comment four from our letter dated September 30, 2013. Please revise the discussion of the general and administrative expenses to provide clear disclosure that this includes compensation to officers and directors. To the extent the amount allocated to such compensation is known, please clearly disclose.

Response:   In response to the Staff’s comment, the Registrant has revised pages 7, 33 and 36 of the Registration Statement to state that general and administrative expenses include compensation of directors and officers.  The Registrant supplementally advises the Staff that it has not allocated any specific amount of the proceeds to director or officer compensation.

3.                                      We reissue comment five from our letter dated September 30, 2013. We note the disclosure in this section, the summary, and risk factors section regarding the broad discretion of management in using the net proceeds from the offering and the disclosure regarding the potential allocation of proceeds to acquisitions. The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use are indicated. See Instruction 7 to item 504 of Regulation S-K. Please revise the disclosure in this section accordingly.

Response:  In response to the Staff’s comment, the Registrant has revised the disclosure in the summary on page 7, use of proceeds on page 36 and in the risk factor on page 33 of the Registration Statement.

October 15, 2013

Physicians, page 69

4.                                      We note your response to comment nine from our letter dated September 30, 2013 that Sermo has been acquired by WorldOne. Please clarify the relationship between Sermo and WorldOne and explain why a consent from WorldOne was provided instead of one from Sermo.

Response:  The Registrant advises the Staff that Sermo has been acquired by WorldOne Interactive, the global entertainment group of WorldOne, Inc.  Sermo no longer exists as a result of the acquisition and is therefore unable to provide a consent.  WorldOne, Inc., as the acquiring entity, has consented to the inclusion of Sermo’s name in the Registration Statement.  The Registrant has revised page 71 of the Registration Statement to state that Sermo has been acquired by WorldOne, Inc.

Near Term Plan of Operations, page 85

5.                                      We partially reissue comment eight from our letter dated September 30, 2013. Please revise to estimate the anticipated expenses associated with the various items of your plan of operations.

Response:  The Registrant acknowledges the Staff’s comment.  The Registrant respectfully advises the Staff that it has not made the requested disclosure because disclosure of specific amounts of expenses is not required by Item 101(a)(2)(iii)(B)(1) of Regulation S-K which provides, in relevant part, “amounts of expenditures and cash resources need not be provided” (emphasis added).

The Registrant respectfully notes that a large number of life sciences and biotech companies that did not have revenue in each of the last three fiscal years do not appear to have been required to provide a business plan or otherwise comply with the Regulation.  Given that the Registrant has a substantial business and has successfully moved from zero to meaningful revenue in less than three years, the Registrant believes that it has provided a significant amount of disclosure in order to comply with a technical requirement of Regulation S-K that does not provide potential investors with meaningful information that is not otherwise contained in the Registrant Statement.

October 15, 2013

Moreover, the Registrant respectfully advises the Staff that disclosure of its estimated research and development, selling and marketing and general and administrative expenses through June 30, 2014 would require disclosure of confidential non-public information regarding the Registrant’s future operations and business strategy, putting the Registrant at a competitive disadvantage while exposing it to undue risk given the forward-looking nature of the disclosure and the inherent uncertainty of projections.  In addition, requiring inclusion of this information in the Registration Statement would force the Registrant continue to update the information in its periodic reports through the second quarter of 2014 in order to avoid potential future liability.

For the reasons stated above, the Registrant has not provided the additional disclosure requested by the Staff.

Preferred Stock

6.                                      We partially reissue comment ten from our letter dated September 30, 2013. Please revise to provide clear disclosure throughout the prospectus of the concurrent conversion transaction.

Response:  The Registrant has revised the Registration Statement in response to the Staff’s comment.

* * *

The Registrant acknowledges the following:

•                                          the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

October 15, 2013

We trust the forgoing to be responsive to the Staff’s comments.  Should you have questions or require additional information, please call me at (650) 233-4670.  You may also direct any further comments to me via facsimile at (650) 233-4545 or via email.

Very truly yours,

/s/ Gabriella A. Lombardi

Gabriella A. Lombardi

cc:                                Veracyte, Inc.:

Bonnie H. Anderson, President and Chief Executive Officer

Shelly D. Guyer, Chief Financial Officer

Simpson Thacher & Bartlett LLP:

William H. Hinman, Esq.

Pillsbury Winthrop Shaw Pittman LLP:

Stanton D. Wong

Christina F. Pearson